# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Charter Communications, Inc., CIK 0001091667
CUSIP: 16119P108
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 400 WASHINGTON BLVD, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 03/05/2026
Filed by CIK 0001611983
Persons authorized to receive notices and communications: Renee L. Wilm, Esq., CLO, LBC, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5700

## Reporting persons
- Liberty Broadband Corporation (CIK 0001611983): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 41,046,352; shared voting power 0; sole dispositive power 41,046,352; shared dispositive power 0; aggregate amount beneficially owned 41,046,352 (32.4% of the class); the aggregate amount excludes certain shares
  Comment: Note to Row 2: The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (as amended (including by the Repurchase Amendments (as defined below)), the "Stockholders Agreement"), by and among Charter Communications, Inc., CCH I, LLC (now known as Charter Communications, Inc., the "Issuer" or "Charter"), Advance/Newhouse Partnership ("A/N") and Liberty Broadband Corporation ("Liberty Broadband" or the "Reporting Person"), as amended by (i) that certain Amendment No.1 to the Second Amended and Restated Stockholders Agreement and the Letter Agreement, dated as of November 12, 2024 (the "2024 Amendment"), by and among the Issuer, A/N and the Reporting Person and (ii) that certain Letter Agreement, dated as of March 5, 2026, by and among the Issuer, A/N and the Reporting Person (the "2026 Amendment" and together with the 2024 Amendment, the "Repurchase Amendments"), contains provisions relating to the ownership and voting of the Issuer's Class A common stock, par value $0.001 per share (the "Common Stock"), by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N. In addition, on May 16, 2025, the Reporting Person, the Issuer and Cox Enterprises, Inc. ("Cox") entered into a voting agreement (the "Voting Agreement") which also contains provisions relating to the voting of the Common Stock by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with Cox.
  
  Note to Rows 7, 9 and 11: Subject to certain restrictions contained in the Stockholders Agreement and the Voting Agreement. See Item 6 of the Schedule 13D.
  
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
  
  Note to Row 13: Calculated based on the 126,631,549 shares of Common Stock outstanding as of December 31, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on January 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: Charter Communications, Inc.
Address of issuer's principal executive offices: 400 WASHINGTON BLVD, STAMFORD, Connecticut (CT), 06902
Comment: This statement on Schedule 13D/A relates to the Class A common stock, par value $0.001 per share (the "Common Stock"), of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Liberty Broadband Corporation, a Delaware corporation ("Liberty Broadband" or the "Reporting Person"), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017, Amendment No. 6 filed with the SEC on March 4, 2020, Amendment No. 7 filed with the SEC on August 7, 2020, Amendment No. 8 filed with the SEC on December 23, 2020, Amendment No. 9 filed with the SEC on February 24, 2021, Amendment No. 10 filed with the SEC on September 23, 2024, Amendment No. 11 filed with the SEC on November 14, 2024 and Amendment No. 12 filed with the SEC on May 19, 2025 (together, the "Schedule 13D"), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 13 to the Schedule 13D (this "Amendment," and together with the Schedule 13D, this "Statement"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing:
The name and present principal occupation of each director and executive officer of Liberty Broadband Corporation is set forth below. The business address for each person listed below is c/o Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name and Business Address Principal Occupation and Principal Business
(if applicable) (if applicable)

John C. Malone Chairman of the Board of Liberty Broadband Corporation

Gregg L. Engles Director of Liberty Broadband Corporation

Julie D. Frist Director of Liberty Broadband Corporation

Richard R. Green Director of Liberty Broadband Corporation

Sue Ann R. Hamilton Director of Liberty Broadband Corporation

J. David Wargo Director of Liberty Broadband Corporation

John E. Welsh III Director of Liberty Broadband Corporation

Derek Chang Director of Liberty Broadband Corporation

Martin E. Patterson President and Chief Executive Officer of Liberty Broadband Corporation

Brian J. Wendling Chief Accounting Officer and Principal Financial Officer of Liberty Broadband Corporation

Renee L. Wilm Chief Legal Officer and Chief Administrative Officer of Liberty Broadband Corporation

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 5, 2026, the Issuer, Advance/Newhouse Partnership ("A/N") and the Reporting Person entered into a Letter Agreement (the "2026 Amendment") to that certain Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (as amended (including by the 2026 Repurchase Amendment), the "Stockholders Agreement"), by and among Charter Communications, Inc., CCH I, LLC (now known as Charter Communications, Inc.), A/N and the Reporting Person, as previously amended by that certain Amendment No.1 to the Second Amended and Restated Stockholders Agreement and the Letter Agreement, dated as of November 12, 2024 (the "2024 Amendment"), by and among the Issuer, A/N and the Reporting Person. The 2026 Amendment, among other things, (i) amends the measurement period for certain liquidity calculations under the 2026 Amendment from 30 days following a Monthly Determination Date (as defined in the 2026 Amendment) to a period commencing on (and excluding) such Monthly Determination Date and ending on (and including) the immediately succeeding Monthly Determination Date and (ii) for the repurchase period ending March 31, 2026, provides for the repurchase notice to be delivered no later than March 31, 2026 and for the repurchase date to occur on April 2, 2026.

The foregoing description of the 2026 Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the 2026 Amendment, which is included as Exhibit 7(ii) of this Amendment and is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 32.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person beneficially owns 41,046,352 shares of Common Stock.

Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. To the Reporting Person's knowledge, Mr. Malone has sole voting and dispositive power over the shares of Common Stock beneficially owned by him. Gregg L. Engles beneficially owns 97 shares of Common Stock consisting of nine shares held by his spouse and 88 shares held by a family partnership. To the Reporting Person's knowledge, Mr. Engles has shared voting and dispositive power over the shares of Common Stock held by his spouse and sole voting and dispositive power over the shares of Common Stock held by a family partnership. Julie D. Frist beneficially owns 4,415 shares of Common Stock, which includes (i) 1,898 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 2,517 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person's knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose. Mr. David Wargo beneficially owns 684 shares of Common Stock. To the Reporting Person's knowledge, Mr. Wargo has sole voting and dispositive power over the shares of Common Stock beneficially owned by him. Mr. Martin E. Patterson beneficially owns 684 shares of Common Stock. To the Reporting Person's knowledge, Mr. Patterson has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: On January 14, 2026, the Reporting Person sold 484,708 shares of Common Stock to the Issuer for $206.31 per share in cash. Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 of this Amendment is incorporated by reference into this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7(ii): Letter Agreement, dated March 5, 2026, by and among Charter Communications, Inc., Advance/Newhouse Partnership and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-36713) filed with the SEC on March 9, 2026).

## Signatures
- Liberty Broadband Corporation: /s/ Brittany A. Uthoff, Brittany A. Uthoff, Vice President (03/09/2026)